Exhibit 1.1

STOCK PURCHASE AGREEMENT

DATED DECEMBER 22, 2008,

BY AND AMONG

DYNABIL ACQUISITION, INC.

EACH OF THE STOCKHOLDERS OF DYNABIL ACQUISITION, INC.,

AS SELLERS,

DUCOMMUN AEROSTRUCTURES, INC.,

AS PURCHASER

AND

DUCOMMUN INCORPORATED,

AS GUARANTOR

ARTICLE I DEFINITIONS		1

ARTICLE II PURCHASE AND SALE OF SHARES		12

2.1.	Basic Transaction	12

2.2.	Consideration	13

2.3.	Closing Payment	13

2.4.	Equity Rights	13

2.5.	Book Value Adjustment	14

2.6.	Closing	16

2.7.	Deliveries at Closing	16

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER		18

3.1.	Organization of Purchaser	18

3.2.	Authorization of Transaction	18

3.3.	Non-contravention	18

3.4.	Brokers’ Fees	18

3.5.	Investment	18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES		19

4.1.	Organization, Qualification, and Corporate Power	19

4.2.	Capitalization	19

4.3.	Subsidiary	19

4.4.	Authorization of Transaction	20

4.5.	Brokers’ Fees	20

4.6.	Non-contravention	20

4.7.	Title to Assets	21

4.8.	Financial Statements; Accounts Receivable	21

4.9.	Undisclosed Liabilities	22

4.10.	Conduct of Business	22

4.11.	Legal Compliance	24

4.12.	Tax Matters	24

4.13.	Real Property	25

4.14.	Intellectual Property	25

4.15.	Material Contracts	26

-i-

(continued)

-ii-

(continued)

-iii-

TABLE OF EXHIBITS

Exhibit A	Equityholders List

Exhibit B	Form of Purchase Price Adjustment Escrow Agreement

Exhibit C	Form of Indemnity Escrow Agreement

Exhibit D	Form of Note

Exhibit E	Notices

-iv-

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of December 22, 2008, by and among Ducommun AeroStructures, Inc., a Delaware corporation (“Purchaser”), Ducommun Incorporated, a Delaware corporation and parent of Purchaser (“Guarantor”), DynaBil Acquisition, Inc., a Delaware corporation (the “Company”), each of the equityholders of the Company, all of whom are listed on the Equityholders List attached hereto as Exhibit A (each a Seller and collectively, “Sellers” and, together with the Company, the “Selling Parties”) and the Stockholders’ Representative (as defined below). Purchaser, Guarantor, the Company and Sellers are referred to collectively herein as the “Parties.”

R E C I T A L S

A. Sellers own (i) all of the issued and outstanding shares of capital stock (assuming the exercise of all Equity Rights, the “Shares”) of the Company and (ii) the Warrant.

B. Purchaser desires to purchase the Shares and the Warrant from Sellers and Sellers desire to sell such Shares and the Warrant to Purchaser, on the terms and subject to the conditions set forth herein.

A G R E E M E N T S

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below:

“Accounts Receivable” has the meaning set forth in Section 4.8(c).

“Affiliate” with respect to any Person, means any Person controlling, controlled by, or under common control with such Person; provided that, for purposes of Section 5.5, “Affiliates” shall include the Institutional Sellers, but shall exclude all of the Affiliates of the Institutional Sellers (the “Institutional Seller Affiliates”).

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

“Agreement” has the meaning set forth in the preface above.

“Applicable Rate” means the prime rate as set forth in the Money Rates section of the Wall Street Journal (or any successor publication).

“Backlog Date” has the meaning set forth in Section 4.26.

“Backlog Report” has the meaning set forth in Section 4.26.

“Balance Sheet Escrow Amount” means $500,000.

“Base Cash Amount” has the meaning set forth in Section 2.2.

“Book Value” means the Total Tangible Assets of the Company minus the Total Liabilities of the Company, as of the Closing Date; provided, however, that any change after September 27, 2008 in the Cost Standards used by the Company shall not be applied to the extent such change would increase or decrease the Book Value for purposes of calculating either the Closing Book Value or the Final Book Value.

“Book Value Adjustment” shall mean the Upward Book Value Adjustment or the Downward Book Value Adjustment, as the case may be.

“Business” shall mean the manufacture and sale of precision sheet metal components and precision sheet metal assemblies for the aerospace and defense industries.

“Cap Amount” has the meaning set forth in Section 7.4(c)(i).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.).

“Change of Control Agreements” means those certain Change of Control Agreements, each dated October 1, 2008, by and between the Subsidiary and each of Paul Burton, Dennis Fitzgerald, Mark Godfrey, Jeff Masingill, William J. Van Patten and Michael O’Shea.

“Closing” has the meaning set forth in Section 2.6.

“Closing Book Value” has the meaning set forth in Section 2.5(a).

“Closing Cash Payment” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Holdback Amount” has the meaning set forth in Section 2.5(a).

“Closing Statement” has the meaning set forth in Section 2.5(a).

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preface above; provided, however, that for purposes of the representations and warranties set forth in Sections 4.5, 4.9, 4.10, 4.11, 4.12, 4.14, 4.15,

4.16, 4.20, 4.21, 4.22, 4.28, 4.29 and 4.30 that apply to the Company, “Company” shall also include the Subsidiary and all past and present subsidiaries, divisions, businesses, product lines, partnerships, and joint ventures of the Company.

“Company Group Employees” means, collectively, officers, directors and employees of the Company, the Subsidiary and the Purchaser and persons acting under any management, service, consulting, distribution, dealer or similar contract with respect to the Company or the Subsidiary.

“Company Letter” has the meaning set forth in Article IV below.

“Confidential Information” means any information concerning the businesses and affairs of Company and its Subsidiary or the transactions contemplated hereby that is not already generally available to the public (other than as a result of a breach of Section 5.5).

“Contribution Agreement” means that certain Contribution Agreement, of even date herewith, by and among the Sellers.

“Core Representations and Warranties” has the meaning set forth in Section 7.1(a)(iii).

“Cost Standards” means (i) in the case of direct labor costs and allocable overhead costs, the standard labor cost per part based on production status (i.e., manufacturing work cell location) and standard overhead rates applicable thereto as utilized by the Company during the nine month period ending September 27, 2008 and (ii) in the case of materials and subcontracts costs, the actual cost of such materials and subcontract costs.

“Covered Person” has the meaning set forth in Section 5.2(a).

“Damages” means all deficiencies, disbursements, charges, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses, actually incurred or suffered by the specified Party.

“Downward Book Value Adjustment” has the meaning set forth in Section 2.5(d)(ii).

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any bonus, stock option, stock purchase, restricted stock, incentive compensation, deferred compensation, supplemental retirement, savings, medical, dental, disability, accident, life, or disability insurance, dependent care, vacation, employment, retention, consulting, change in control, salary continuation, termination, severance and other similar fringe or employee benefit plan, program, policy, practice, agreement or arrangement of any kind (written or unwritten) maintained, sponsored, entered into, contributed to or required to be contributed to by the Company or the Subsidiary for the benefit of any employee of the Company or the

Subsidiary, or with respect to which the Company or the Subsidiary has or may have any liability (contingent or otherwise), including pursuant to Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Employment-Related Agreements” shall mean any employment, consulting, severance, collective bargaining or similar agreement, whether written or oral, to which the Company is a party or by which it is bound.

“Environmental, Health, and Safety Requirements” shall mean all federal, state, local, and foreign statutes, regulations, ordinances, and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, including by way of illustration and not limitation, CERCLA, the Hazardous Materials Transportation Act, as amended (49 U.S.C. § 108 et. seq.), RCRA, the Toxic Substances Control Act, as amended (15 U.S.C. § 2601, et seq.), the Clean Water Act, as amended (33 U.S.C. § 1251, et. seq.), and/or any corresponding state law.

“Environmental Liabilities” means any and all claims, actions, causes of action, Damages, assessments, costs, disbursements, or expenses (including, without limitation, attorneys’ fees and costs, experts’ fees and costs, consultants’ fees and costs, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, personal injuries, penalties or fines) of any kind or of any nature whatsoever that are incurred by or asserted against any of Guarantor, Purchaser or the Company, arising out of, based on or resulting from (a) the presence, release, threatened release, discharge or emission into the environment of any Regulated Substance existing or arising on, beneath or above the Leased Real Property (or any other real property owned, leased or occupied by the Company or its Subsidiary) or other assets of the Company and/or emanating or migrating from or to the Leased Real Property (or any other real property owned, leased or occupied by the Company or its Subsidiary); or (b) the violation of, or arising under, any Environmental, Health, and Safety Requirements.

“Equityholders” means those Sellers who are the holders of any Equity Rights.

“Equity Rights” means all stock appreciation rights, options, warrants, purchase rights, conversion rights, exchange rights, subscriptions, phantom stock, or other rights, agreements or commitments, in each case obligating the Company or the Subsidiary to issue shares of capital stock of the Company or the Subsidiary (other than the Warrant).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414 of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or the Subsidiary, or that is, or was at the relevant time, a member of the same “controlled group” as the Company or the Subsidiary pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” has the meaning set forth in Section 2.3.

“Escrow Amount” means the Balance Sheet Escrow Amount and the Indemnity Escrow Amount.

“Estimated Book Value” means $14,099,698.

“Estimated Book Value Adjustment” means the amount by which the Estimated Book Value exceeds, or is less than, the Reference Book Value.

“Extended Representations and Warranties” means collectively the Core Representations and Warranties and the Five Year Representations and Warranties.

“Fee Separation Payments” means all required payments by the Subsidiary under that certain Separation Agreement, dated August 13, 2008, between the Subsidiary and Christopher Fee.

“Final Book Value” has the meaning set forth in Section 2.5(d).

“Final Closing Statement” has the meaning set forth in Section 2.5(c).

“Financial Statements” has the meaning set forth in Section 4.8(a).

“Five Year Representations and Warranties” has the meaning set forth in Section 7.1(a)(ii).

“Flint Mine Road Facility” has the meaning set forth in Section 5.6.

“Founders” means Michael D. Grosso and Hugh J. Quigley.

“Founder Employment Agreements” mean, collectively, (i) that certain Employment Agreement, effective March 15, 2006, by and between the Subsidiary and Michael D. Grosso, and (ii) that certain Employment Agreement, effective March 15, 2006, by and between the Subsidiary and Hugh J. Quigley.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Guarantor” has the meaning set forth in the preface above.

“Headquarters Lease” means that real property lease between DynaBil Industries Inc. and Marsan Properties, Inc. for the property located at 2 Flint Mine Road, Coxsackie, New York.

“Holdback Amount” means the aggregate of the following:

(a) the amount necessary to pay off all lines of credit, notes payable, capitalized lease obligations (calculated as the present value of the future lease payments), and other indebtedness, including interest and prepayment penalties thereon, issued, owed, or guaranteed by the Company or the Subsidiary as of the Closing Date, including, but not limited to, any Related Party liabilities or obligations,

(b) the amount necessary to terminate all interest rate swaps and any other hedging transactions to the extent not terminated at or prior to the Closing,

(c) the amount necessary to terminate or liquidate any and all outstanding options, warrants and other convertible securities, other than the Warrant, to the extent not terminated or liquidated at or prior to the Closing,

(d) the amount necessary to pay off and discharge all liabilities and obligations for Taxes and deferred Taxes to the extent not paid off and discharged prior to the Closing or accrued on the Closing Balance Sheet,

(e) the amount necessary to pay off and discharge all liabilities and obligations to Related Parties and to terminate all contracts and agreements with Related Parties (except for employment-related contracts with management (including the Change of Control Agreements) and the Headquarters Lease) to the extent not paid off and discharged at or prior to the Closing,

(f) the amount necessary to pay off and discharge any bonus, compensation, severance, consulting or other arrangements that are contingent upon or related to the Closing to the extent not paid off and discharged at or prior to the Closing (other than the Change of Control Agreements) (collectively, the “Transaction Bonus Payments”),

(g) the amount necessary to pay off and discharge (i) the Founder Employment Agreements, (ii) any bonuses payable pursuant to the Subsidiary’s executive incentive plan, management incentive plan and production incentive plan, (iii) the Fee Separation Payments, (iv) any 401(k)

matching contribution by the Subsidiary, (v) the Medical Claims Accrual, (vi) the pension obligations under pension plans intended to be “qualified plans” under Code §401(a) and (vii) any deferred compensation, severance, profit sharing contribution, pension obligation and other similar obligation (other than the Change of Control Agreements), in each case to the extent not paid off or fully-funded (i.e., monies held by a third party trustee and not carried on the Company’s balance sheet) at or prior to the Closing (collectively, the “Incentive Amounts”),

(h) the amount necessary to pay all investment banking, legal, accounting, tax, benefits consulting, and other fees and expenses of the Company relating in any way to the transaction to the extent not paid at or prior to the Closing, and

(i) the amount necessary to pay off and discharge all liabilities and obligations to, and terminate all contracts and agreements with the Founders (except for the Headquarters Lease) to the extent not paid off, discharged or terminated at or prior to the Closing.

For the avoidance of doubt, no item set forth above shall be included more than once in the calculation of “Holdback Amount” regardless of whether such item may be included in more than one subsection of such definition.

“Incentive Amounts” has the meaning set forth in the definition of Holdback Amount.

“Income Tax” means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Indemnifying Party” has the meaning set forth in Section 7.5(a).

“Indemnity Escrow Agreement” means the Indemnity Escrow Agreement entered into concurrently herewith and attached hereto as Exhibit C.

“Indemnity Escrow Amount” means $1,500,000.

“Indemnity Tax Benefit” has the meaning set forth in Section 7.6.

“Independent Accountant” shall mean a nationally or regionally recognized accounting firm mutually agreed upon by Purchaser and the Stockholders’ Representative; provided, however, that in the event Purchaser and the Stockholders’ Representative shall fail to agree on an accounting firm as aforesaid, then the Independent Accountant shall be Pricewaterhouse Coopers.

“Institutional Seller Affiliates” has the meaning set forth in the definition of Affiliate.

“Institutional Sellers” means each of the following Sellers: DeltaPoint Capital III, L.P., HSBC Equity Partners USA, L.P., HSBC Private Equity Partners II USA LP and Pine Street Capital Partners, LP.

“Interim Financial Statements” has the meaning set forth in Section 4.8(a).

“Interim Financial Statements Date” has the meaning set forth in Section 4.8(a).

“Inventory” has the meaning set forth in Section 4.25.

“Knowledge of Sellers” means, (i) actual knowledge of the Management Shareholders, the Sellers, and the following individuals: Deneen Bryne, William J. Van Patten and Jeff Masingill (the “Other Employees”), (ii) with respect to the Management Shareholders and Founders, that knowledge which a prudent business person could be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation regarding the accuracy of any representation or warranty in this Agreement, and (iii) with respect to the Other Employees, that knowledge which a prudent business person in a similar role or position could be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation regarding the accuracy of any representation or warranty in this Agreement; provided, however, that only for the purposes of Section 4.13(c), such Knowledge of Sellers will only include that knowledge of developments contemplated by the Company or its Subsidiary, unless the Management Shareholders, the Sellers, or the Other Employees had actual knowledge of such other developments without duty of investigation.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or its Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or its Subsidiary holds any Leased Real Property.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings.

“Management Shareholders” means Paul Burton, Mark P. Godfrey, Dennis P. Fitzgerald, and Michael P. O’Shea.

“Material Adverse Effect” means any circumstance or event involving a change in or effect on the Company that is, or is reasonably likely in the future to be, materially adverse to the business, operations, results of operations or the financial condition of the Company; but excluding those effects or changes that both (x) arise from or are related to general business or economic conditions, including such conditions related to the business of the Company and its Subsidiary, and (y) do not affect the Company or its Subsidiary in a disproportionate manner (as compared to the Company’s peers).

“Material Contracts” has the meaning set forth in Section 4.15.

“Material Employee Benefit Plan” has the meaning set forth in Section 4.19(a).

“Medical Claims Accrual” means the liability accrued on the Company’s consolidated balance sheet as of the Closing Date in respect of claims filed by participants in the Subsidiary’s self-insured health insurance plan and estimated claims incurred but not yet reported as of the Closing Date.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“Note” has the meaning set forth in Section 2.2(a)(ii).

“Original SPA” has the meaning set forth in Section 7.9.

“Other Employees” has the meaning set forth in the definition of Knowledge of Sellers.

“Parties” has the meaning set forth in the preface above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, a partnership, a corporation, limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Pine Street” means Pine Street Capital Partners, LP.

“Proceeds Cap” has the meaning set forth in Section 7.4(e).

“Progress Payments” has the meaning set forth in Section 4.27.

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Protest Notice” shall have the meaning set forth in Section 2.5(b).

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchase Price Adjustment Escrow Agreement” means the Purchase Price Adjustment Escrow Agreement entered into concurrently herewith and attached hereto as Exhibit B.

“Purchaser” has the meaning set forth in the preface above.

“Purchaser Core Representations and Warranties” has the meaning set forth in Section 7.1(c).

“Purchaser Indemnitees” has the meaning set forth in Section 7.2.

“RCRA” means the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6910, et seq.).

“Reference Book Value” means $14,155,427.

“Regulated Substance” shall mean any chemical or substance subject to or regulated under any Environmental, Health, and Safety Requirements including, without limitation, any “pollutant or contaminant” or “hazardous substance” as those terms are defined in CERCLA, any “hazardous waste” as that term is defined in RCRA, petroleum (including crude oil and refined and unrefined fractions thereof), PCBs, infectious waste, special waste, pesticides, fungicides, solvents, herbicides, flammables, explosives, asbestos and asbestos-containing material, and radioactive materials, whether injurious by themselves or in combination with other materials.

“Related Parties” has the meaning set forth in Section 4.22(a).

“Related Party Contracts” has the meaning set forth in Section 4.22(a).

“Related Party Transaction” has the meaning set forth in Section 4.22(a).

“Reportable Event” has the meaning set forth in ERISA §4043.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the preface above.

“Seller Indemnitees” has the meaning set forth in Section 7.3.

“Selling Parties” has the meaning set forth in the preface above.

“Several Covenants” means those covenants and obligations set forth in Section 5.4, Section 5.5, Section 7.2(b), Article VIII, Section 9.2 and Section 9.5.

“Several Obligations” has the meaning set forth in Section 7.2(b).

“Shares” has the meaning set forth in the recitals.

“Significant Customer” has the meaning set forth in Section 4.23(a).

“Significant Supplier” has the meaning set forth in Section 4.23(b).

“Special Damages” has the meaning set forth in Section 7.4(d)(i).

“Stockholders’ Representative” means DeltaPoint Capital III, L.P.

“Subsidiary” means DynaBil Industries Inc., a New York corporation.

“SWDA” means the Solid Waste Disposal Act.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto and any transferee or secondary liability in respect of any tax (whether by law, contractual agreement, tax sharing agreement or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined or unitary group or otherwise.

“Tax Benefits” means any deductions or credits against taxes on the Company’s Tax Return for the period ending on the Closing Date, or on the Guarantor’s consolidated Tax Return for the period ending December 31, 2008, calculated based upon the actual federal and state tax rate of the Company, attributable to (a) the exercise or termination of any options or other convertible securities at or prior to the Closing, (b) any Transaction Bonus Payments, (c) the payment or funding of any Incentive Amounts, (d) the deductible portion of all unamortized financing fees, expenses and costs, and (e) the payment or funding of the Subsidiary’s payroll taxes payable in connection with subsections (a) through (c) above, in each case to the extent reflected on the Closing Statement and deductible as a result of the consummation of the Transaction.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Total Tangible Assets” means the total assets of the Company, including the tax assets of the Company which relate to taxable periods ending on or prior to the Closing (or any portion thereof) (including the Tax Benefits), but excluding (i) any capitalized acquisition and financing costs, (ii) any goodwill, capitalized design costs, or other intangible assets (in each case, net of accumulated amortization or depreciation), and (iii) any tax assets in existence on September 27, 2008 to the extent such tax assets were not recorded on the September 27, 2008 balance sheet of the Company and Subsidiary (other than the Tax Benefits).

“Total Liabilities” means the total liabilities of the Company, including the Holdback Amount (the Holdback Amount shall be included as a liability of the Company whether or not it is required to be accrued in accordance with GAAP).

“Transaction” has the meaning set forth in Section 2.1.

“Transaction Bonus Payments” has the meaning set forth in the definition of Holdback Amount.

“Upward Book Value Adjustment” has the meaning set forth in Section 2.5(d)(i).

“WARN Act” has the meaning set forth in Section 4.18(b).

“Warrant” means that certain Warrant to purchase 1,581 shares of the common stock of the Company in favor of Pine Street, dated as of March 15, 2006.

“Warrant Shares” means the shares of common stock of the Company issued or issuable upon exercise of the Warrant.

“Wastewater Liabilities” means any Environmental Liabilities arising from or relating to the covenant contained in Section 5.6, including those Environmental Liabilities that occur as a result of any enforcement action resulting from non-compliance with the categorical pretreatment standards promulgated pursuant to the Clean Water Act and any expenditures for supplemental environmental projects not involving or relating to wastewater treatment or monitoring, or other environmental-related improvements at the Leased Real Property.

“Wastewater Purchaser Assumed Expenses” means (i) all costs associated with the purchase and installation of treatment systems and equipment, costs associated with the reconfiguration of plumbing and other necessary facility renovations, and related engineering expenses and capital expenditures arising from or relating to the covenant contained in Section 5.6, and (ii) all expenditures related to the operation and maintenance of such treatment systems (such expenditures include, without limitation, costs associated with energy consumption and utilities, costs associated with the disposal of wastes and by-products from the treatment system, sewer use fees, costs associated with the required wastewater monitoring and reporting, costs associated with the maintenance of the treatment system equipment, and related engineering expenses).

ARTICLE II

PURCHASE AND SALE OF SHARES

2.1. Basic Transaction. On and subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from each Seller, and each Seller agrees to sell to Purchaser, all of his, her or its Shares and the Warrant, as applicable, free and clear of all Liens, for the consideration specified below in this Article II (the “Transaction”).

2.2. Consideration.

(a) The aggregate consideration for the Shares and the Warrant shall consist of the following (collectively, the “Purchase Price”):

(i) An aggregate of $39,500,000 in cash at the Closing (the “Base Cash Amount”), subject to the following adjustments:

(A) plus or minus (as applicable) the Estimated Book Value Adjustment; and

(B) plus or minus (as applicable) the Book Value Adjustment, as determined in accordance with Section 2.5 below; and

(ii) a promissory note in the initial principal amount of $7,000,000 bearing five (5%) percent interest per annum, which interest shall be paid annually on each annual anniversary of the Closing Date, issued by Guarantor to Stockholders’ Representative in favor of the Sellers and payable in cash in principal installments of $4,000,000 eighteen months following the Closing, and $3,000,000 on the fifth anniversary of the Closing, together with any unpaid interest payments accrued in respect to the outstanding principal, in substantially the form attached hereto as Exhibit D (the “Note”).

(b) The Purchase Price, including the proceeds of the Note, shall be allocated by the Stockholders’ Representative among Sellers as set forth in the Contribution Agreement.

2.3. Closing Payment. Purchaser shall pay Sellers at Closing by wire transfer of immediately available funds to the accounts designated by Sellers an amount equal to the Base Cash Amount, plus or minus (as applicable), the Estimated Book Value Adjustment, and minus the Escrow Amount (the “Closing Cash Payment”). Purchaser agrees to pay to Wells Fargo Bank, National Association, as escrow agent (including its successors under the Purchase Price Adjustment Escrow Agreement and the Indemnity Escrow Agreement, the “Escrow Agent”), at the Closing, the Escrow Amount in cash payable by wire transfer of immediately available funds for deposit into an interest bearing escrow account. Each of the Balance Sheet Escrow Amount and the Indemnity Escrow Amount, respectively, will be available to satisfy amounts owed by Sellers to Purchaser under this Agreement in accordance with the terms of this Agreement and each of the Purchase Price Adjustment Escrow Agreement and the Indemnity Escrow Agreement, respectively.

2.4. Equity Rights. Immediately prior to or simultaneously hereto, the Equityholders have (i) (to the extent exercisable by such Equityholder) exercised their respective Equity Rights, and (ii) surrendered and irrevocably canceled their Equity Rights. To the extent that an Equityholder is obligated to pay to the Company an exercise price in connection with the exercise of his, her or its Equity Rights, the Stockholders’ Representative, on behalf of the Sellers, shall deduct the amount of the exercise price from the portion of the Purchase Price to which such Equityholder may otherwise be entitled, as set forth in the Contribution Agreement. The benefit of any Tax deduction by the Company resulting from such exercise shall be for the benefit of Sellers and shall be included in the calculation of Book Value pursuant to Section 2.5.

2.5. Book Value Adjustment.

(a) Closing Statement. As soon as practicable (but not later than ninety (90) days) following the Closing Date, Purchaser shall prepare and deliver to the Stockholders’ Representative a statement (the “Closing Statement”) containing Purchaser’s calculation of Book Value (“Closing Book Value”) as of the close of business on the Closing Date. All calculations of the Closing Statement shall be prepared in accordance with the terms of this Agreement and, to the extent not otherwise provided herein, (i) using the same accounting principles, policies and methods as the Company has historically used in connection with the calculation of the items reflected on the Closing Statement and (ii) containing all year-end reserves and adjustments; provided, however, that such accounting principles, policies and methods shall be in accordance with GAAP. In the sole discretion of the Stockholders’ Representative, the failure of Purchaser to timely deliver such Closing Statement shall constitute Purchaser’s acceptance of the Estimated Book Value as of the Closing Date and the Estimated Book Value shall be the Final Book Value for purposes hereof. Protest Notice. Within forty-five (45) days following the earlier of delivery of the Closing Statement or the date which is ninety (90) days following the Closing Date, the Stockholders’ Representative may deliver written notice (the “Protest Notice”) to Purchaser of any disagreement or modification to any amount included in or omitted from the Closing Statement, or if no such Closing Statement is delivered, the Estimated Book Value. Such Protest Notice shall set forth in reasonable detail the basis of such disagreement together with the amount(s) in dispute. The failure of the Stockholders’ Representative to timely deliver such Protest Notice within the prescribed time period will constitute acceptance by the Stockholders’ Representative and the Sellers of the Closing Statement or the Estimated Book Value (as applicable) and the value of the Closing Book Value. The Stockholders’ Representative and its representatives shall be given reasonable access to Purchaser’s books and records and any work papers of Purchaser and its independent accountants relating to the Closing Statement during reasonable business hours and upon two business days notice, for the purpose of verifying the Closing Statement.

(c) Resolution of Protest. During the fifteen (15) days following Purchaser’s receipt of the Protest Notice, Purchaser and the Stockholders’ Representative shall seek to resolve in writing any differences that they may have with respect to the matters specified therein. If Purchaser and the Stockholders’ Representative are unable to resolve any disagreement as to any amount included in or omitted from the Closing Statement or the Estimated Book Value (as applicable) within fifteen (15) days following Purchaser’s receipt of the Protest Notice, then the amounts in dispute will be referred to the Independent Accountant for final arbitration within forty-five (45) days after submitting the matter to the Independent Accountant, which arbitration shall be final and binding on each of Purchaser and the Sellers. The Independent Accountant shall act as an arbitrator to determine, based solely on the standards set forth in this Agreement and on written presentations by Purchaser and the Stockholders’ Representative, and not by independent review, only those amounts still in dispute. With respect to each disputed item, the Independent Accountant’s determination, if not in accordance with the position of either Purchaser or the Stockholders’ Representative, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Closing Statement or by the Stockholders’ Representative in the Protest Notice with respect to each such disputed item. The fees and expenses of the Independent Accountant shall be shared equally between Purchaser and the Sellers. The term “Final Closing Statement,” as used in this Agreement, shall mean the Closing Statement or, if no Closing Statement is delivered, the Estimated Book Value accepted by the Stockholders’ Representative or agreed to by Purchaser and the Stockholders’ Representative in accordance with this Agreement or the definitive statement resulting from the determinations made by the Independent Accountant (in addition to those items theretofore accepted by the Stockholders’ Representative or agreed to by Purchaser and the Stockholders’ Representative). Any determination of the Independent Accountant pursuant to this Section 2.5(c) may be entered into and enforced in any court of competent jurisdiction.

(d) Book Value Adjustment and Payment. Within five (5) days following the determination of the Final Closing Statement and the Book Value set forth in such Final Closing Statement (the “Final Book Value”) in accordance with Section 2.5:

(i) If the Final Book Value is equal to or greater than the Estimated Book Value (such excess, the “Upward Book Value Adjustment”), then:

(A) the Stockholders’ Representative and Purchaser shall each deliver written notice to the Escrow Agent and Purchaser specifying the Upward Book Value Adjustment;

(B) the Escrow Agent shall pay to the Stockholders’ Representative the entire Balance Sheet Escrow Amount (adjusted for interest accrued thereon) for distribution to each Seller according to each such Seller’s applicable portion (as set forth in the Contribution Agreement) in accordance with the terms of the Purchase Price Adjustment Escrow Agreement; and

(C) Purchaser shall promptly pay to the Stockholders’ Representative the Upward Book Value Adjustment for distribution to each Seller according to each such Seller’s applicable portion (as set forth in the Contribution Agreement).

(ii) If the Estimated Book Value is greater than the Final Book Value (such excess, the “Downward Book Value Adjustment”), then:

(A) the Stockholders’ Representative and Purchaser shall each deliver written notice to the Escrow Agent and the Stockholders’ Representative specifying the Downward Book Value Adjustment;

(B) the Escrow Agent shall pay Purchaser the Downward Book Value Adjustment out of the Balance Sheet Escrow Amount (adjusted for interest accrued on such amount) to Purchaser in accordance with the terms of the Purchase Price Adjustment Escrow Agreement. If the Balance Sheet Escrow Amount is less than the Downward Book Value

Adjustment, then the Sellers, in proportion to such Seller’s applicable portion (as set forth in the Contribution Agreement) shall within five (5) days pay to the Purchaser the amount of such difference; and

(C) to the extent that one or more Sellers fails to pay such difference within such five (5) day period, Purchaser may, at its option, (1) pursue such deficiency directly from the Sellers or (2) deliver written notice to the Escrow Agent and the Stockholders’ Representative specifying such amount, and the Escrow Agent shall pay such amount out of the Indemnity Escrow Amount to Purchaser in accordance with the terms of the Indemnity Escrow Agreement; provided, however, that the Sellers (I) shall promptly restore the Indemnity Escrow Amount to the extent any funds are so paid and (II) shall remain liable in the event the Indemnity Escrow Amount is insufficient to cover the amount of such deficiency. No failure on the part of Purchaser to deliver a written notice as specified in the immediately preceding sentence shall relieve the Sellers of the obligation to pay the amount of such deficiency to Purchaser.

2.6. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be consummated at 9:00 a.m. at the offices of Harter Secrest & Emery LLP, Rochester, New York, on the date hereof (the “Closing Date”).

2.7. Deliveries at Closing.

(a) At the Closing, (i) Sellers will deliver to Purchaser the various certificates, instruments, and documents referred to in Section 2.7(b), (ii) Purchaser will deliver to the Stockholders’ Representative the various certificates, instruments, and documents referred to in Section 2.7(c), (iii) each Seller will deliver to Purchaser stock certificates representing all of his, her or its Shares, endorsed in blank or accompanied by duly executed assignment documents and, in the case of the Warrant, an assignment document reasonably acceptable to Purchaser, and (iv) Purchaser will deliver the consideration specified in Section 2.2 in the manner set forth in Section 2.3.

(b) Sellers shall execute and/or deliver to Purchaser the following:

(i) copies of the Certificate of Incorporation (or similar organizational document) of the Company, its Subsidiary and each Seller that is an entity certified within ten (10) days before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of such Person’s organization;

(ii) copies of the certificate of good standing of the Company, its Subsidiary and each Seller that is an entity issued within ten (10) days before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of such Person’s organization;

(iii) a certificate of an officer of the Company and its Subsidiary, and an officer of each Seller (or an officer of an entity which serves as a direct or indirect general partner, member or manager of such Seller) that is an entity, dated the Closing Date as to (1) no amendments to the Certificate of Incorporation (or other organizational document) of such Person since the date specified in clause (i) above; (2) the bylaws of such Person (to the extent applicable); (3) any resolutions of the board of directors, stockholders or members of such Person relating to this Agreement and the transactions contemplated hereby (to the extent applicable); and (4) the termination of any Related Party Transaction to which the Company, its Subsidiary or such Seller is a party, as applicable, and any obligation of the Company or its Subsidiary to any of the Related Parties, other than the Headquarters’ Lease and the Change of Control Agreements.

(iv) an amendment to the Headquarters Lease, in form and substance satisfactory to Purchaser;

(v) an estoppel certificate executed by the party as landlord to the Headquarters Lease and the party as tenant to the Headquarters Lease, in form and substance satisfactory to Purchaser; and

(vi) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Purchaser to consummate the transactions contemplated hereby.

(c) Purchaser and Guarantor, as applicable, shall execute and/or deliver to the Stockholders’ Representative the following:

(i) a copy of the Certificate of Incorporation of Purchaser and Guarantor certified within ten (10) days before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of its incorporation;

(ii) a copy of the certificate of good standing of Purchaser and Guarantor issued within ten (10) days before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of its organization;

(iii) a certificate of the secretary or an assistant secretary of Purchaser and Guarantor, dated the Closing Date as to (1) no amendments to its Certificate of Incorporation since the date specified in clause (i) above; (2) the bylaws of Purchaser; and (3) any resolutions of the board of directors (or a duly authorized committee thereof) of Purchaser relating to this Agreement and the transactions contemplated hereby; and

(iv) without limitation by specific enumeration of the foregoing, all other documents reasonably required from the Sellers to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each Seller that the statements contained in this Article III are correct and complete as of the Closing Date.

3.1. Organization of Purchaser. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

3.2. Authorization of Transaction. Purchaser has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms and conditions. Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Purchaser.

3.3. Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject or any provision of its charter, bylaws, or other governing documents or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets is subject.

3.4. Brokers’ Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.5. Investment. Purchaser is not acquiring the Shares or the Warrant with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act. Purchaser understands that neither the Shares nor the Warrant have been registered under the Securities Act or any state securities laws and are being transferred to Purchaser, in part, in reliance on the foregoing representation. Purchaser has conducted its own independent review and analysis of the assets, business, properties, operations, financial condition and prospects of the Company and its Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

Except as otherwise set forth herein, (i) the Company hereby represents and warrants to Purchaser that the statements contained in Sections 4.1 through 4.32 are correct and complete as of the Closing Date and (ii) each Seller individually represents and warrants to Purchaser that the statements contained in Section 4.33 are correct and complete as of the Closing Date, in each case except as set forth in the corresponding sections or subsections of the letter delivered to Purchaser on the date hereof (the “Company Letter”). Any disclosure set forth on any particular section of the Company Letter shall be deemed disclosed in reference to all applicable sections of the Company Letter where it is readily apparent based upon a plain reading of such disclosure that it is applicable to such other disclosure.

4.1. Organization, Qualification, and Corporate Power. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. The Company’s Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. The Company and its Subsidiary are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required. The Company and its Subsidiary have full corporate power and authority to carry on the businesses in which they are engaged and to own and use the properties owned and used by them.

4.2. Capitalization. The entire authorized capital stock of the Company consists of 100,000 shares of common stock, par value $0.01 per share, of which 67,476.87 shares are issued and outstanding (assuming the exercise of all Equity Rights) and no shares are held in treasury. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by the respective Sellers as set forth in Section 4.2 of the Company Letter. Other than the Warrant, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.

4.3. Subsidiary.

(a) Except for the Subsidiary, the Company does not own or control (and has not owned or controlled at any time since January 1, 1998), directly or indirectly, (i) any voting or other securities of any corporation, or (ii) a partnership or other similar ownership interest of any limited liability company, partnership, association, or other business entity (other than a corporation). The business of the Company is performed solely through the Company and its

Subsidiary. Since January 1, 1998, neither the Company nor the Subsidiary have sold, transferred or otherwise disposed of any divisions, businesses or product lines.

(b) The entire authorized capital stock of the Subsidiary consists of 200 shares of voting common stock, par value $0.001 per share, and 9,999,800 shares of non-voting common stock, par value $0.001 per share, of which 200 shares of voting common stock are issued and outstanding, 4,749,800 shares of non-voting common stock are issued and outstanding, and no shares are held in treasury. All of the issued and outstanding shares of capital stock of the Subsidiary have been duly authorized and are validly issued, fully paid, and non-assessable. The Company holds of record and owns beneficially all of the outstanding shares of capital stock of the Subsidiary, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Subsidiary.

4.4. Authorization of Transaction. The Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by the board of directors and shareholders of the Company.

4.5. Brokers’ Fees. Except as set forth in Section 4.5 of the Company Letter which fees or commissions have been paid by the Company or the Sellers simultaneous hereto, none of the Company, its Subsidiary or any of the Sellers has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4.6. Non-contravention.

(a) Except as set forth in Section 4.6 of the Company Letter, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company or the Subsidiary is subject or any provision of the charter, bylaws or other organizational document of the Company or its Subsidiary, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company or the Subsidiary is a party or by which it is bound (or result in the imposition of any Lien upon any of its assets).

(b) Except as set forth in Section 4.6 of the Company Letter, neither the Company nor the Subsidiary needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government, governmental agency or third Person in order for the Parties to consummate the transactions contemplated by this Agreement.

4.7. Title to Assets.

(a) Except as set forth in Section 4.7 of the Company Letter, upon the Closing, the Company and its Subsidiary shall have good title, a valid leasehold interest in or the right to use all of their properties and assets, including all of the properties and assets shown on the balance sheet included in the Interim Financial Statements or acquired after the date thereof, free and clear of all Liens, except for properties and assets disposed of in the ordinary course of business since the date of the Interim Financial Statements consistent with past practice.

(b) The Company or its Subsidiary owns or leases all buildings, machinery, equipment and other tangible assets necessary for the conduct of the business as presently conducted. All tangible assets owned or leased by the Company or its Subsidiary have been maintained in accordance with generally accepted industry practice, are in a condition and state of repair consistent with generally accepted industry practice, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

4.8. Financial Statements; Accounts Receivable.

(a) Attached hereto as Section 4.8 of the Company Letter are the following financial statements (collectively the “Financial Statements”): (i) audited consolidated balance sheet for the fiscal year ended December 31, 2006 and the statement of operations and cash flows and notes thereto for the period from March 15, 2006 through December 31, 2006, for the Company and its Subsidiary; (ii) audited consolidated balance sheet and statement of operations and cash flows and notes thereto as of and for the fiscal year ended December 31, 2007, for the Company and its Subsidiary; and (iii) unaudited consolidated balance sheet and statement of operations and cash flows as of and for the ten month period ended October 25, 2008 (such date, the “Interim Financial Statements Date” and, such financial statements, the “Interim Financial Statements”) for the Company and its Subsidiary.

(b) The Financial Statements (including the notes thereto) (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (ii) have been prepared in accordance with the books and records of the Company and its Subsidiary, (iii) present fairly the consolidated financial condition of the Company and its Subsidiary as of such dates and the results of operations of the Company and its Subsidiary for such periods, (iv) contain reserves in accordance with GAAP, consistent with past practices, for all liabilities and obligations, whether absolute, contingent or otherwise, to the extent required to be reserved on a consolidated balance sheet in accordance with GAAP, (v) include provision, in accordance with GAAP, for all anticipated losses to the extent required to be provided on a consolidated balance sheet in accordance with GAAP, (vi) reflect all material transactions, agreements or accounts reflected in the Company’s books, records and underlying financials to the extent required to be disclosed on a consolidated balance sheet in accordance with GAAP, and (vii) reflect all transactions with Related Parties in accordance with GAAP, including, but not limited to, sales, purchases, loans, transfers, leasing arrangements, guarantees and amounts receivable from or payable to Related Parties to the extent required to be disclosed on a consolidated balance sheet in accordance with GAAP, except in each such case identified in subsections (i) through (vii) above as specifically disclosed in such Financial Statements, and, in the case of the Interim Financial Statements, except for normal year-end adjustments and the omission of footnote disclosures and other presentation items.

(c) All accounts receivable of the Company that are reflected in the Interim Financial Statements or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Neither the Company nor its Subsidiary has received written notice, nor to the Knowledge of Sellers, oral notice, of any contest, claim, or right of set-off, under any contracts, purchase orders or agreements (whether written or oral) with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable subject to any reserves for bad debts set forth on the Final Closing Statement.

4.9. Undisclosed Liabilities. Neither the Company nor its Subsidiary have any liabilities of any nature which would be required by GAAP as consistently applied to be provided for or reserved against on a consolidated balance sheet except for (a) liabilities reflected on or accrued and reserved against in the Interim Financial Statements, (b) liabilities incurred in the ordinary course of business since the Interim Financial Statements Date (none of which results from, arises out of, or relates to any material breach or violation of, or default under, a contractual obligation or requirement of law) that are not, individually or in the aggregate, material to the Company or its Subsidiary, and (c) liabilities set forth on Section 4.9 of the Company Letter.

4.10. Conduct of Business. Except as set forth in Section 4.10 of the Company Letter, since the Interim Financial Statements Date, the business of the Company and its Subsidiary has been conducted in the ordinary course of business consistent with past practice, and there has not occurred:

(a) any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(b) except for changes in delivery schedules and scope of work in the ordinary course of business consistent with past practices, any amendment or modification of any Material Contract, or any termination of any agreement that would have been a Material Contract were such agreement in existence on the date hereof;

(c) except in the ordinary course of business consistent with past practices, any increase in the compensation (including, without limitation, the rate of commissions) payable to, or any payment of a cash bonus to, any officer, director or employee of, or consultant to, the Company;

(d) any change in, or any commitment to make any change in, any Employment-Related Agreement;

(e) any transaction between the Company and any Related Party;

(f) any change in accounting policies, practices or procedures other than changes in the ordinary course which are not material to the financial results of the Company or its Subsidiary;

(g) any declaration or payment of any dividends or distributions by the Company, any acquisition, redemption or issuance by the Company of any of its equity securities or any loan by the Company;

(h) any loss or, to the Knowledge of Sellers, threatened loss of a Significant Customer;

(i) any damage or destruction to, or loss of, any assets or property owned, leased or used by the Company (whether or not covered by insurance) in excess of $50,000;

(j) any amendment or other change to the charter or bylaws of the Company or its Subsidiary;

(k) the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest except for options granted to certain of the Sellers pursuant to the Company’s 2006 Long-Term Incentive Plan, provided that the holders of any such options agree to sell the shares of capital stock subject thereto pursuant to this Agreement, or (ii) any of its assets, tangible or intangible with a value in excess of $100,000 other than sales of Inventory in the ordinary course of business;

(l) any capital expenditure or commitment in excess of 125% of the Company’s annual operating budget;

(m)(A) any acquisition (including, without limitation, for cash or shares of stock, by merger, consolidation, or acquisition of stock or assets) of any interest in any Person, or any investment either by purchase of stock or securities, contributions of capital or property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other Person, or (B) any incurrence of indebtedness for borrowed money or issuance of any debt securities or the assumption, guarantee or endorsement or otherwise as an accommodation becoming responsible for, the obligations of any Person, or made any loans or advances other than advances under the Company’s existing revolving line of credit;

(n) entrance into any lease for equipment, or any commitment to enter into any lease or to purchase any equipment, in each case, other than in the ordinary course of business or in accordance with the Company’s annual operating budget;

(o) commencement or settlement of any claim or action; or

(p) any agreement to do any of the things described in the preceding subsections (b - (p) of this Section 4.10.

4.11. Legal Compliance. Except as set forth on Section 4.11 of the Company Letter, the Company and its Subsidiary have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

4.12. Tax Matters.

(a) The Company and its Subsidiary have filed all material Tax Returns that they were required to file under applicable laws and regulations and such Tax Returns are true, accurate and complete in all material respects. All Taxes due and owing by the Company and its Subsidiary, whether or not shown on such Tax Returns, have been paid. There are no Taxes that would be due if asserted by a governmental authority, except with respect to which the Company or its Subsidiary is maintaining adequate reserves in accordance with GAAP. The Company and its Subsidiary are not currently the beneficiary of any extension of time within which to file any Tax Return. Except as set forth on Section 4.12(a) of the Company Letter, to the Knowledge of Sellers, no claim has been made by an authority in a jurisdiction where the Company or its Subsidiary do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. The Company and its Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(b) Except as set forth on Section 4.12(b) of the Company Letter, no taxing authority has, in writing, claimed or assessed any additional Taxes against the Company or its Subsidiary for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company. Except as set forth on Section 4.12(b) of the Company Letter, the Company or its Subsidiary have not received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or its Subsidiary.

(c) The Company and its Subsidiary have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Except as set forth on Section 4.12(d) of the Company Letter, neither the Company nor its Subsidiary are a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law). The Company and its Subsidiary have not been a United States real property holding corporation within the meaning of

Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii). The Company and its Subsidiary are not a party to or bound by any Tax allocation or sharing agreement. Except as set forth on Section 4.12(d) of the Company Letter, the Company and its Subsidiary (A) have not been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (B) have no Liability for the Taxes of any Person (other than the Company or its Subsidiary) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) The Company has not participated in any “listed transaction” and has properly reported any other reportable transactions within the meaning of Treasury Regulation Section 1.6011-4.

4.13. Real Property.

(a) Neither the Company nor its Subsidiary owns any real property.

(b) Except as set forth in Section 4.13(b) of the Company Letter, with respect to each of the Leases, the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property subject thereto.

(c) The Leased Real Property identified in Section 4.13(c) of the Company Letter comprises all of the real property used in the business of the Company and its Subsidiary as presently conducted; and neither the Company nor its Subsidiary is a party to any option or agreement to purchase any real property or interest therein. Each of the Leases with respect to all the Leased Real Property identified in Section 4.13(c) of the Company Letter is legal, valid, binding on, and enforceable against, the Company or its Subsidiary (as applicable), and to the Knowledge of Sellers, the other parties thereto. To the Knowledge of the Sellers, there are no developments affecting any of the Leased Real Property pending or threatened that might curtail in any material respect the present or future use of such property for the purpose for which it is used. The Company has furnished or made available to Purchaser an accurate and complete copy of each Lease as presently in effect.

(d) To the Knowledge of Sellers, there is no condemnation, expropriation or other proceeding in eminent domain, pending or, threatened, affecting any parcel of Leased Real Property. There is no injunction, decree, order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar proceedings, pending or, to the Knowledge of Sellers, threatened, relating to the lease, use or occupancy of the Leased Real Property, or the operation of the Company and the Subsidiary’s business as conducted thereon currently or in the three (3) year period preceding the Closing Date.

4.14. Intellectual Property.

(a) Neither the Company nor its Subsidiary (i) holds any patent or registration with respect to any of its intellectual property, (ii) has any pending patent application or application for registration with respect to any of its intellectual property, or (iii) licensed, sublicensed or otherwise granted permission to any third party with respect to any of its intellectual property (together with any exceptions). Section 4.14(a) of the Company Letter identifies each material trade name or unregistered trademark, service mark, corporate name,

Internet domain name, copyright and material computer software item used by the Company or its Subsidiary in connection with any of its businesses. With respect to each item of intellectual property required to be identified in Section 4.14(a) of the Company Letter:

(i) the Company and its Subsidiary possess all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction, and neither the Company nor its Subsidiary has received any written notice or claim or, to the Knowledge of Sellers, oral notice or claim challenging the Company’s ownership of any of the items owned (in whole or in part) by the Company or any of its Subsidiaries;

(ii) the item is not subject to any of the following (and to the Knowledge of Sellers, none of the following is or has been threatened): an outstanding injunction, judgment, order, decree, ruling, interference, reissue, reexamination, opposition, cancellation proceeding, or charge;

(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Sellers, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item; and

(iv) neither the Company nor its Subsidiary has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(b) Each of the Company and its Subsidiary has taken all reasonable steps in accordance with standard industry practices to protect its rights in its intellectual property and at all times has maintained the confidentiality of all information that constitutes or constituted a trade secret of the Company or its Subsidiary.

4.15. Material Contracts. Except as set forth in Section 4.15 of the Company Letter, neither the Company nor its Subsidiary is a party to or is bound by any contract or other agreement of the following nature (such contracts and agreements as are required to be set forth in Section 4.15 of the Company Letter being the “Material Contracts”):

(a) any agreement (or group of related agreements) or blanket purchase order that involves a commitment by the Company or its Subsidiary for a term in excess of one (1) year;

(b) any agreement (or groups of agreements with one or more related entities) (i) with any customer that involves payments in excess of $250,000, (ii) with any supplier that involves payments in excess of $100,000 and (iii) with any Person (that is not a customer or supplier) that involves payments in excess of $50,000;

(c) each Lease for each parcel of Leased Real Property;

(d) any agreement concerning a partnership or joint venture;

(e) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation;

(f) any material agreement concerning confidentiality or non-competition;

(g) any material agreement with any of the Sellers or their Affiliates;

(h) any contract or commitment relating to commission arrangements with others;

(i) any license, whether as licensor or licensee, other than commercially available off-the-shelf software applications;

(j) any agreement with a sales representative, distributor or dealer;

(k) any agreement with a customer relating to volume rebates or price reductions;

(l) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

(m) any collective bargaining agreement;

(n) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $100,000 or providing material severance benefits;

(o) any agreement under which the Company or its Subsidiary has advanced or loaned any amount to any of its directors, officers, and employees outside the ordinary course of business;

(p) any agreement not related to the operations of the Company or its Subsidiary; and

(q) any agreement under which the Company or its Subsidiary has advanced or loaned any other Person amounts in the aggregate exceeding $100,000.

With respect to each Material Contract: (A) the agreement is legal, valid, binding on, and enforceable against, the Company or its Subsidiary (as applicable), and to the Knowledge of Sellers, the other parties thereto; (B) neither the Company nor its Subsidiary (as applicable), and to the Knowledge of Sellers, no other party thereto, is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (C) the agreement is related to the operations of the Company and its Subsidiary. The Sellers have delivered or made available to Purchaser true and complete copies of all Material Contracts, including any amendments thereto except for terms and conditions of certain customers of the Company made available via the internet and purchase orders entered into by the Company since December 15, 2008.

4.16. Insurance; Litigation.

(a) Insurance

(i) Section 4.16(a)(i) of the Company Letter sets forth each claim made by the Company on any liability or other insurance policies during the past five (5) years (other than workers’ compensation claims).

(ii) Section 4.16(a)(ii) of the Company Letter sets forth a complete and correct list of all insurance (including insurance policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) currently in place and accurately sets forth the coverages, deductible amounts, carriers and expiration dates thereof. All such policies are in full force and effect. Neither the Company nor any Subsidiary has received written notice, nor to the Knowledge of Sellers, oral notice, of cancellation, termination, amendment, increase of premiums or reduction of coverage of any such insurance policies and, to the Knowledge of Sellers, no such cancellation, termination, amendment, increase of premiums or reduction of coverage is threatened.

(iii) Section 4.16(a)(iii) of the Company Letter describes any self-insurance arrangements affecting the Company or its Subsidiary.

(iv) Section 4.16(a)(iv) of the Company Letter is a complete and correct list of all insurance with respect to which the policy period has expired, but for which certain of the coverage years are still subject to audit or retrospective adjustment by the carrier.

(b) Section 4.16(b) of the Company Letter sets forth each instance in which the Company or its Subsidiary (i) is subject, or was subject at any time after January 1, 2005, to any injunction, judgment, order, decree, ruling, or charge or (ii) is a party, was a party at any time after January 1, 2005, or, to the Knowledge of Sellers, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

4.17. Financial Controls. The Company maintains accurate books and records reflecting its assets and liabilities, in each case in accordance with GAAP, and maintains internal accounting controls which provide reasonable assurance that (a) all material transactions are executed with management’s general or specific authorization, (b) transactions are recorded as necessary to permit preparation of the financial statements of the Company in accordance with GAAP, (c) access to the Company’s assets are permitted only in accordance with management’s general or specific authorization, and (d) the reporting of the Company’s assets is compared with existing assets at reasonable intervals.

4.18. Employees.

(a) To the Knowledge of Sellers, except for the Founders, no executive, key employee, consultant, or significant group of employees plans to terminate employment with the Company or its Subsidiary either in connection with the transactions contemplated hereby or otherwise within the next twelve (12) months.

(b) Except as set forth on Section 4.18(b) of the Company Letter, neither the Company nor its Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strike, grievance, dispute, walk-out, work stoppage, slow-down, lockout or any other similar event, any claim of unfair labor practices, or any other collective bargaining dispute within the past three (3) years. Except as set forth on Section 4.18(b) of the Company Letter, neither the Company nor its Subsidiary has received notice of any, and there are no, organizational efforts presently being made or, to the Knowledge of Sellers, threatened by or on behalf of any labor union with respect to employees of the Company or its Subsidiary. The Company and Subsidiary are in material compliance with all applicable laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither the Company nor the Subsidiary has any material liabilities under the Worker Adjustment and Retraining Act of 1998, as amended (the “WARN Act”) as a result of any action taken by the Company.

(c) Except as set forth in Section 4.18(c) of the Company Letter, no sex discrimination, racial discrimination, age discrimination or other employment-related allegation, claim, suit or proceeding has been made in writing against the Company or the Subsidiary, or, to the Knowledge of Sellers, threatened.

(d) The Sellers have provided Purchaser with true and correct copies of or access to all Employment-Related Agreements.

4.19. Employee Benefits.

(a) Section 4.19(a) of the Company Letter lists each material Employee Benefit Plan.

(b) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws. Neither the Company nor the Subsidiary has engaged in a transaction that, assuming the taxable period of such transaction expired as of the date hereof, could subject a Company Entity to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) Each Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code §401(a) has either received a favorable determination letter from the Internal Revenue Service as to its qualification or is a prototype plan with a current opinion letter. To the Knowledge of Sellers, there are no facts or circumstances that could adversely affect the qualified status of any such Employee Benefit Plan.

(d) There is no action, suit, proceeding, hearing, or investigation by any person, or by the IRS, the United States Department of Labor or any other governmental or quasi-governmental entity with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) pending or, to the Knowledge of Sellers, threatened.

(e) Except as set forth on Section 4.19(e) of the Company Letter, with respect to each material Employee Benefit Plan, Sellers have, to the extent applicable, delivered or made available to Purchaser, correct and complete copies of (i) the plan document, summary plan description, any summaries of material modifications and any material communications to employees, (ii) the most recent determination letter or prototype opinion letter received from the Internal Revenue Service, (iii) the three most recent annual reports (Form 5500, with all applicable attachments), (iv) related trust agreements, insurance contracts, and other funding arrangements, and (v) any notices to or from the Internal Revenue Service or any office or representative of the Department of Labor or any similar governmental entity relating to any compliance issues within the last six (6) years.

(f) Neither the Company, its Subsidiary, nor any ERISA Affiliate contributes to, has any obligation to contribute to, has ever contributed to or incurred an obligation to contribute to, or has any Liability (contingent or otherwise, including withdrawal liability as defined in ERISA §4201) under or with respect to any Multiemployer Plan or any plan subject to Title IV of ERISA or Section 412 of the Code.

(g) Neither the Company nor its Subsidiary maintains, contributes to or has an obligation to contribute to, has ever contributed to or incurred an obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees of the Company or its Subsidiary (or any spouse or other dependent thereof) other than in accordance with COBRA.

(h) Section 4.19(h)(i) of the Company Letter sets forth a list as of the date hereof of all severance agreements or other agreements that contain post-employment liabilities or obligations, programs and policies of the Company with or relating to its employees, except such programs and policies required to be maintained by law, and plans, programs, agreements and other arrangements of the Company with or relating to its employees that contain an obligation for the Company to make payments upon or after a change in control. The Company has delivered or made available to Purchaser copies of all such agreements, plans, programs and other arrangements, other than those agreements, plans, programs and other arrangements set forth on Section 4.19(h)(ii) of the Company Letter, which will be available to Purchaser immediately following the Closing.

(i) Except as set forth on Section 4.19(i) of the Company Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any Employee, independent contractor or consultant (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Employee, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. No amount paid or payable by the Company or the Subsidiaries in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.

(j) Each Employee Benefit Plan that provides for deferred compensation (as defined under Section 409A of the Code) satisfies the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code, and has, since January 1, 2005, been operated in good faith compliance with Sections 409A(a)(2), (3), and (4) of the Code.

(k) Except as set forth on Section 4.19(k) of the Company Letter, to the extent permitted by applicable law, each Employee Benefit Plan can be amended or terminated at any time, without consent from any other party and without liability other than for benefits accrued as of the date of such amendment or termination.

(l) No “leased employee,” as that term is defined in Section 414(n) of the Code or any other person who is not classified as a common law employee of the Company, performs services for the Company or any ERISA Affiliate. No person who has been classified by the Company or its Subsidiary as an independent contractor or in any other non-employee classification (each a “Contingent Worker”) is eligible to participate in, nor does such person participate in, any Employee Benefit Plan and no retroactive participation in any Employee Benefit Plan would result due to reclassification of a Contingent Worker as a common law employee of the Company or its Subsidiary.

4.20. Guaranties. Except as set forth on Section 4.20 of the Company Letter, neither the Company nor its Subsidiary (a) has granted any general or special powers of attorney or (b) is a guarantor or otherwise is responsible for any Liability (whether actual, contingent, or otherwise) or obligation (including indebtedness) of any other Person.

4.21. Environmental, Health, and Safety Matters.

(a) Except as set forth on Section 4.21 of the Company Letter, the Company, and its Subsidiary, have complied at all times and are in compliance with all Environmental, Health, and Safety Requirements.

(b) Except as set forth on Section 4.21 of the Company Letter, without limiting the generality of the foregoing, the Company, and its Subsidiary, have obtained, have complied, and are in compliance with all permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business; a list of all such permits, licenses and other authorizations is set forth on Section 4.21 of the Company Letter.

(c) Except as set forth on Section 4.21 of the Company Letter, at all times there has not been, and neither the Company, nor its Subsidiary, over the past three (3) years have received any written or oral notice, report or other information regarding, any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements.

(d) Except as set forth on Section 4.21 of the Company Letter, none of the following exists at any property or facility owned or operated now or previously by the Company or its Subsidiary: (1) underground tanks of any type, (2) above-ground storage tanks, (3) asbestos-containing material in any friable and damaged form or condition, (4) materials or equipment containing polychlorinated biphenyls, or (5) landfills, surface impoundments, or disposal areas.

(e) Except as set forth on Section 4.21 of the Company Letter, there has been no contamination, including, but not limited to any spill, discharge, disposal, leak, emission, dumping or release of any Regulated Substance, whether of soil, groundwater or otherwise, on, in, under or about the Leased Real Property or any other real property previously owned, leased, occupied or operated by the Company or its Subsidiary, or their Affiliates.

(f) Except as set forth on Section 4.21 of the Company Letter, neither the Company nor its Subsidiary, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Regulated Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to Liabilities under any Environmental, Health and Safety Requirements, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.

(g) The Company has not exposed any employee or third party to any Regulated Substance or condition which has subjected or may subject the Company to Liability.

(h) The Company has delivered or made available to Purchaser copies of all environmental assessments, audits, studies, and other environmental reports in its possession or reasonably available to it relating to the Company, it Subsidiary or any of their current or former properties or operations.

(i) The Company has not agreed to assume, undertake or provide indemnification for any Liability of any other person under any Environmental, Health, and Safety Requirements, including any obligation for corrective or remedial action; and

(j) Except as set forth on Section 4.21 of the Company Letter, the Company is not required to make any capital or other expenditures to comply with any Environmental, Health, and Safety Requirements nor is there any reasonable basis on which any governmental entity could take action that would require such capital or other expenditures.

4.22. Certain Business Relationships With the Company and Its Subsidiary.

(a) Section 4.22(a)(i) of the Company Letter sets forth a true and complete list of (i) all contracts and agreements between Sellers or their Affiliates, directors, officers, members, partners or employees (collectively, the “Related Parties”), on the one hand, and the Company or its Subsidiary, on the other hand, other than at-will employment arrangements not subject to a written employment agreement (the “Related Party Contracts”). Section 4.22(a)(ii) of the Company Letter sets forth a true and complete list of any material asset, tangible or intangible, owned or leased by any Related Party, which is used in the business of the Company or its Subsidiary (each transaction granting rights to such assets and each transaction contemplated by the Related Party Contracts, a “Related Party Transaction”). All Related Party Contracts other than the Change of Control Agreements and the Headquarters Lease shall be terminated at or prior to the Closing and no Liability or obligation of the Company shall exist on or after the Closing with respect to any Related Party Contract that is not reflected on the Final Closing Statement.

(b) Immediately after the Closing, except as specifically identified on Section 4.22(b) of the Company Letter, there will be no obligations between the Company and its Subsidiary on the one hand and any of the Related Parties on the other hand (other than pursuant to the Change of Control Agreements, the Headquarters Lease and at-will employment arrangements not subject to a written employment agreement), except to the extent first arising following the Closing.

4.23. Customers and Suppliers.

(a) Section 4.23(a) of the Company Letter lists the ten largest customers of the Company measured in terms of sales volume for the twelve month period ending on the Interim Financial Statements Date (each a “Significant Customer”). Except as set forth on Section 4.23(a) of the Company Letter, no Management Shareholder has, and to the Knowledge of Sellers, the Company has not, received notice from a Significant Customer indicating its intention to terminate its business relationship with the Company or the Subsidiary or materially reduce, during the twelve (12) month period following the Closing, its business relationship with the Company or the Subsidiary.

(b) Section 4.23(b) of the Company Letter lists the ten largest suppliers of the Company for the twelve month period ending on the Interim Financial Statements Date (each a “Significant Supplier”). Except as set forth on Section 4.23(b) of the Company Letter, no Management Shareholder has, and to the Knowledge of Sellers, the Company has not, received notice from a Significant Supplier indicating its intention to terminate its business relationship with the Company or the Subsidiary or materially reduce, during the twelve (12) month period following the Closing, its business relationship with the Company or the Subsidiary.

4.24. Licenses and Permits. Except as set forth on Section 4.24 of the Company Letter, the Company holds all licenses, registrations or permits (or exemptions therefrom) necessary to conduct the business and operations of the Company and its Subsidiary as presently conducted.

4.25. Inventory. All inventory of the Company and its Subsidiary that is reflected in the Interim Financial Statements or in the calculation of the Estimated Book Value (the “Inventory”) is stated at the lower of cost or market, cost being determined on the actual cost basis, and provision has been made in accordance with GAAP to reduce all slow-moving, obsolete, excess or unusable inventory to its estimated usable or scrap values.

4.26. Backlog. Section 4.26 of the Company Letter sets forth a complete, accurate and correct backlog and shipments report generated by the Company’s enterprise resource planning system (the “Backlog Report”) as of 4:00 pm Coxsackie, New York time on December 17, 2008 (the “Backlog Date”). As of the Backlog Date, the Company had not received any written notification from any customer listed on the Backlog Report that any of the scheduled shipments set forth on the Backlog Report may be canceled, rescheduled beyond two months or reduced by an amount in excess of $25,000.

4.27. Progress Payments. Except as set forth in Section 4.27 of the Company Letter, the Company has not received any progress payments, milestone payments, advance payments, deposits or other similar payments from customers (collectively, “Progress Payments”) with respect to the contracts, purchase orders and agreements to which the Company or its Subsidiary is a party or is legally bound. All Progress Payment requests submitted by the Company have been in compliance with the contractual terms and with applicable government laws and regulations, including, but not limited to, the Federal Acquisition Regulations and related cost accounting standards.

4.28. Letters of Credit, Bonds, Etc.

(a) Neither the Company nor its Subsidiary is the beneficiary of any letters of credit, performance or other bonds, or any other financial instruments guaranteeing the payment or performance of any third party under any contract or agreement; and

(b) Neither the Company nor its Subsidiary is required to provide any letter of credit, performance or other bond, or any other financial instrument for the purpose of guaranteeing its payment or performance under any contract or agreement.

4.29. Absence of Certain Business Practices . Neither the Company, its Subsidiary, nor any employee, agent or other person acting on the Company’s or Subsidiary’s behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, competitor or governmental employee or official (domestic or foreign) that would subject the Company or the Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

4.30. Product Warranty and Liability. Except as set forth on Section 4.30 of the Company Letter, each product designed, manufactured, sold or leased by the Company or its Subsidiary and all services performed by the Company or its Subsidiary have been in conformity with all express and implied warranties provided by the Company or its Subsidiary, and neither the Company nor its Subsidiary has any Liability for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the Interim Financial Statements and the Final Closing Statement. Neither the Company nor its Subsidiary has received any written notice that an action, suit or proceeding has been, or in the future may be, made alleging that products or services of the Company or its Subsidiary are or were defective in any way.

4.31. Banking Facilities. Section 4.31 of the Company Letter sets forth a complete and correct list of:

(a) The name and address of each bank, savings and loan, brokerage firm or similar financial institution in which the Company or its Subsidiary has an account or safety deposit box; and

(b) The names of all persons authorized to draw on each such account or to have access to any such safety deposit box.

4.32. Proposals and Bids. Section 4.32 of the Company Letter sets forth a complete and correct list of all the proposed bids which the Company has outstanding as of the Backlog Date, involving amounts in excess of $50,000.

4.33. Individual Representations and Warranties of Sellers. Each Seller, individually, represents and warrants to Purchaser as follows:

(a) Authorization of Transaction. Seller has full power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller.

(b) Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which he, she or it is bound or to which any of his, her or its assets is subject, or (iii) result in the imposition or creation of a Lien upon or with respect to the Shares or the Warrant held by Seller.

(c) Shares. Each Seller holds of record and owns beneficially the number of Shares or Warrant Shares set forth next to his, her or its name in Section 4.2 of the Company Letter, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Except as set forth in Section 4.33 of the Company Letter, none of the Sellers are a party to any option, warrant, purchase right, or other contract or commitment that could require such Seller to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Agreement). Except as set forth on Section 4.33 of the Company Letter, none of the Sellers are a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

ARTICLE V

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing.

5.1. General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article VII or Section 8.1 below). Sellers acknowledge and agree that from and after the Closing Purchaser will be entitled to possession of all documents, books, records (including tax records), agreements, and financial data relating to the Company and its Subsidiary.

5.2. Company Indemnification.

(a) Purchaser hereby covenants and agrees that, for a period of six years following the Closing Date, it shall cause the Company to, and the Company shall, maintain in its Certificate of Incorporation and by-laws provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s Certificate of Incorporation and by-laws on the Closing Date, which provisions shall not be amended, repealed or otherwise modified for such period in any manner that would adversely affect the rights thereunder of any such individuals; provided, however, that each of the Sellers and their respective Affiliates will not receive and shall not pursue any such indemnification, advancement of expenses or exculpation to the extent such indemnification, advancement of expenses or exculpation relate to (i) a breach of this Agreement, (ii) a breach of any representation set forth in this Agreement by any Seller, or (iii) any action, change, event, condition or circumstance giving rise to an obligation to indemnify a Purchaser Indemnitee under this Agreement. To the extent that former or present directors and officers other than the Sellers are permitted hereunder to pursue such indemnification, advancement of expenses or exculpation (each, a “Covered Person”), the following procedures shall apply:

(i) Such director or officer must deliver notice to Purchaser of any claim (threatened or otherwise) that may give rise to such right of indemnification, advancement of expenses or exculpation; and

(ii) Purchaser and the Company shall have the right, upon written notice to such director or officer, to participate in, and in the absence of a conflict of interest, to assume the defense thereof at the expense of Purchaser or the Company.

(b) Purchaser hereby covenants and agrees that, for a period of six years and 90 days following the Closing Date, it shall cause the Company (or its successors) to, and the Company (or its successors) shall, maintain a Book Value of at least $10,000,000.

(c) This Section 5.2 shall survive the Closing and is intended to be for the benefit of, and shall be enforceable by, each Covered Person and his or her heirs and legal representatives and shall be binding on the Company and its successors and assigns.

5.3. Employees. Following the Closing, Purchaser shall cause the Company to: (a) continue the Company’s management incentive program for calendar year 2008 as currently adopted by the Company, the terms of which are set forth on Section 5.3(a) of the Company Letter, to the extent accrued on the Final Closing Statement, and (b) pay to the Company’s management employees, in accordance with past practice and in any event prior to March 15, 2009, any bonus amounts earned in the event that such incentive thresholds set forth in such plan are achieved to the extent accrued on the Final Closing Statement.

5.4. Non-Competition; Non-Solicitation.

(a) From the Closing Date to and including (i) in the case of the Founders, the date which is four years following the Closing Date, (ii) in the case of the Management Shareholders other than Mark Godfrey, the date which is two years following the Closing Date and (iii) in the case of Mark Godfrey, the date which is one year following the Closing Date, each of the Founders and the Management Shareholders hereby agrees that each shall not, for any reason, directly or indirectly,

(i) engage or be interested in any business that competes with the Business, and shall not, directly or indirectly, have any interest in, own, manage, operate, control, be connected with as a shareholder (other than as a shareholder of less than five percent (5%) of the issued and outstanding stock of a publicly-held corporation), joint venture, officer, partner, employee or consultant, or otherwise engage or invest or participate in, any business that shall compete with the Business in any county or any other political subdivision of any state of the United States of America or of any other country in the world where the Company conducts the Business as of the date hereof; or

(ii) solicit, recruit or hire any person who as of the Closing Date is a Company Group Employee, provided, however, that the foregoing shall not prohibit (A) a general solicitation to the public of general advertising or similar methods of solicitation by search firms not specifically directed at Company Group Employees and the hiring of any Company Group Employees who respond thereto, or (B) the Sellers or any of their Affiliates from soliciting, recruiting or hiring any Company Group Employee who has ceased to be employed or retained by the Company, the Subsidiary or the Purchaser or any of their respective Affiliates for at least 12 months.

(b) All of the parties agree that the duration and area for which the covenants not to compete and not to solicit set forth in this Section 5.4 are to be effective are reasonable. In the event that any court determines that the time period or the geographical areas provided for in this Section 5.4, or both of them, are unreasonable and that either such covenant is to that extent unenforceable, such covenant shall remain in full force and effect for the greatest time period and in the greatest geographical area that would not render it unenforceable. The parties intend that each such covenant shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and for any other country in the world where such covenant is intended to be effective.

(c) The parties agree that damages would be an inadequate remedy for Purchaser in the event of a breach or threatened breach of this Section 5.4 and thus, in any such event, Purchaser may, either with or without pursuing any potential damage remedies, immediately seek to obtain and enforce an injunction prohibiting a Seller from violating this Section 5.4.

5.5. Confidentiality

(a) For a period of five years following the Closing Date, the Sellers shall not, and the Sellers shall cause their Affiliates and the respective representatives of the Sellers and their Affiliates not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that each of the Sellers or their Affiliates may furnish such portion (and only such portion) of the Confidential Information as such Seller or such Affiliate reasonably determines it is legally obligated to disclose if: (i) it receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a governmental authority; (ii) to the extent not inconsistent with such request, it notifies Purchaser of the existence, terms and circumstances surrounding such request and consults with Purchaser on the advisability of taking steps available under applicable laws to resist or narrow such request; and (iii) it exercises its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information. Notwithstanding the definition of “Affiliate,” each Institutional Seller shall be responsible for the breach by any of its Institutional Seller Affiliates of any of the obligations of confidentiality set forth in this Section 5.5 as if such

Institutional Seller Affiliate was an Affiliate for purposes of this Section 5.5, to the extent such breach was related to Confidential Information disclosed to such Institutional Seller Affiliate directly or indirectly by any Seller or, prior to the Closing Date, the Company or its Subsidiary; provided, however, that nothing in this Section 5.5 shall restrict any Institutional Seller or Institutional Seller Affiliate from disclosing (i) to the current or potential investors of such Institutional Seller or Institutional Seller Affiliate the terms of this Transaction or (ii) to any governmental entity (including the Small Business Administration) such information as may be required by any law or regulation applicable to such Institutional Seller or Institutional Seller Affiliate.

(b) Effective as of the Closing, the Sellers hereby assign to Purchaser all of the Sellers’ right, title and interest in and to any confidentiality agreements entered into by the Sellers (or their Affiliates or representatives) and each Person (other than Purchaser and its Affiliates and representatives) who entered into any such agreement or to whom Confidential Information was provided in connection with a business combination involving the Company or its Affiliates. From and after the Closing, the Sellers will take all actions reasonably requested by Purchaser in order to assist in enforcing the rights so assigned, provided that Purchaser shall reimburse Sellers for all reasonable out-of-pocket expenses incurred in providing such assistance. Sellers shall direct Houlihan Lokey Howard & Zukin Capital, Inc. to request that each such Person return to the Company or destroy any documents, files, data or other materials constituting Confidential Information that was provided to such Person in connection with the consideration of any such business combination, in each case in accordance with the terms of the confidentiality agreement with such Person.

5.6. Wastewater. As soon as practicable but not later than thirty (30) days after the Closing, Purchaser shall provide notice to the United States Environmental Protection Agency, Region 2, and any other governmental entity, if any, that regulates wastewater discharge, that past and present wastewater discharges from the Subsidiary’s facility located at 2 Flint Mine Road, Coxsackie, New York (the “Flint Mine Road Facility”) appear to be subject to regulation under the categorical pretreatment standards promulgated under the Clean Water Act. This notice shall include a proposed schedule to bring the facility into compliance (the “EPA Notice”). Purchaser shall take such actions necessary to bring the Flint Mine Road Facility into compliance with the categorical pretreatment standards within a commercially reasonable time following Closing. Purchaser shall consult with the Stockholders’ Representative regarding the EPA Notice and provide the Stockholders’ Representative with a draft of the EPA Notice for the Stockholders’ Representative’s review and comment. Purchaser shall promptly provide the Stockholders’ Representative with copies of all correspondence, documents, and reports related to bringing the Flint Mine Road Facility into compliance with the categorical pretreatment standards.

ARTICLE VI

INTENTIONALLY OMITTED

ARTICLE VII

REMEDIES FOR BREACHES OF THIS AGREEMENT

7.1. Survival of Representations and Warranties and Covenants.

(a) The representations and warranties contained in Article IV shall survive the Closing hereunder and continue in full force and effect for a period of eighteen months thereafter; provided, however, that:

(i) the representations and warranties contained in Sections 4.12 shall survive the Closing and continue in full force and effect for a period ending sixty days after the expiration of the applicable statue of limitations to such matter;

(ii) the representations and warranties contained in Sections 4.7(a), 4.19 and 4.21 (the “Five Year Representations and Warranties”) shall survive the Closing and continue in full force and effect for a period of five years thereafter; and

(iii) the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6(a)(i), 4.6(b), 4.33(a), 4.33(b)(i), 4.33(b)(iii), and 4.33(c) (the “Core Representations and Warranties”) shall survive indefinitely.

(b) The covenants contained in this Agreement shall survive the Closing and continue in full force and effect until completely performed; provided, however, that the covenant contained in Section 7.2(a)(iii) shall survive the Closing and continue in full force and effect for a period of five years after the Closing.

(c) The representations and warranties contained in Article III shall survive the Closing hereunder and continue in full force and effect for a period of eighteen months thereafter; provided, however, that the representations and warranties contained in Sections 3.1, 3.2, 3.3(a) and 3.4 (together, the “Purchaser Core Representations and Warranties”) shall survive indefinitely.

(d) Neither Purchaser on the one hand nor the Sellers on the other hand shall have any liability whatsoever with respect to any representation, warranty or covenant described in Sections 7.1(a), 7.1(b) and 7.1(c), unless a claim is made hereunder prior to the expiration of the survival period for such representation, warranty or covenant, in which case such representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved.

7.2. Sellers’ Indemnification Obligations.

(a) Subject to the other limitations set forth in this Article VII, Sellers shall, jointly and severally, indemnify, save and hold harmless Purchaser and Guarantor and each of their Affiliates, directors, officers, employees, attorneys, agents, representatives, successors and assigns (collectively, the “Purchaser Indemnitees”) against and from all Damages sustained or incurred by any Purchaser Indemnitee to the extent resulting from, or arising out of: (i) any breach of any representation or warranty made by the Company to Purchaser in Sections 4.1 through 4.32 or in any closing document delivered to Purchaser in connection herewith, (ii) the breach of any Seller of, or failure of any Seller to comply with, any of the covenants or obligations under this Agreement to be performed by Sellers (other than the Several Covenants), (iii) (A) any Environmental Liabilities that occurred prior to the Closing or which otherwise relate to the pre-Closing operations of the Company or its Subsidiary, excluding the Wastewater Liabilities, and (B) any matters described in Section 4.21 or Section 4.21 of the Company Letter, whether or not such matters were to the Knowledge of Sellers, (iv) any Holdback Amount, as of the Closing Date to the extent not otherwise accounted for in connection with the determination of Final Book Value pursuant to Section 2.5, (v) any lawsuit, claim or threatened claim, arbitration, mediation or administrative or other proceeding brought by any present or former stockholder of the Company or its Subsidiary to the extent arising prior to, on, or after the Closing Date as a result of any action, change, event, condition or circumstance occurring on or prior to the Closing Date (including the transactions contemplated hereby), (vi) any Taxes of the Company for all taxable periods (or parts thereof) ending on or before the date hereof (for purposes of this subsection (vi), the Tax Benefits will be considered included in the taxable period (or part thereof) ending on or before the date hereof), (vii) any liability (except for liabilities reflected on the Final Closing Statement) to a Related Party or otherwise related to a Related Party Transaction, and (viii) any Wastewater Liabilities, excluding the Wastewater Purchaser Assumed Expenses.

(b) Subject to the other limitations set forth in this Article VII, each Seller, severally as to itself, only, but not jointly, as to any other Seller shall indemnify, save and hold harmless the Purchaser Indemnitees against and from all Damages sustained or incurred by any Purchaser Indemnitee to the extent resulting from, or arising out of the following (collectively, the “Several Obligations”): (i) any breach of any representation or warranty made by such Seller to Purchaser in Section 4.33; and (ii) the breach by such Seller of, or failure of such Seller to comply with, any of the Several Covenants to be performed by such Seller. Notwithstanding anything in this Agreement to the contrary, the Sellers agree that in the event any Purchaser Indemnitee shall incur any Damages as a result of a breach by a particular Seller of a Several Obligation, such Purchaser Indemnitee shall be entitled to offset the full amount of such Damages (up to the Proceeds Cap applicable to such breaching Seller) against the Indemnity Escrow Amount and the Note in accordance with the provisions of Section 7.8.

7.3. Purchaser’s and Guarantor’s Indemnification Obligations. Subject to the other limitations set forth in this Article VII, Purchaser and Guarantor shall, jointly and severally, indemnify, save and hold harmless Sellers and each of their Affiliates, directors, officers, employees, attorneys, agents and representatives and their respective successors and assigns (collectively, the “Seller Indemnitees”) against and from all Damages sustained or incurred by any Seller Indemnitee to the extent resulting from, or arising out of (a) any breach of any representation or warranty made by Purchaser to Sellers herein or in any closing document delivered to Sellers in connection herewith; and (b) the breach by Purchaser of, or failure of Purchaser to comply with, any of the covenants or obligations under this Agreement to be performed by Purchaser.

7.4. Limits on Indemnification.

(a) Deductible. The Purchaser Indemnitees shall not be entitled to recover under Section 7.2(a)(i), Section 7.2(a)(iii) or Section 7.2(b)(i), and the Seller Indemnitees shall not be entitled to recover under Section 7.3(a), in respect of any claim until the total amount which the Purchaser Indemnitees or the Seller Indemnitees (as the case may be) would recover under Section 7.2(a)(i), Section 7.2(a)(iii) and Section 7.2(b)(i) or Section 7.3(a) (as the case may be), but for this Section 7.4(a), exceeds $400,000, and then the Purchaser Indemnitees or the Seller Indemnitees (as the case may be) shall be entitled to recover only the excess over $200,000; provided that the foregoing limitation shall not apply to (i) breaches of (A) the Extended Representations and Warranties or the representations and warranties contained in Section 4.12, and (B) the Purchaser Core Representations and Warranties, and (ii) Damages suffered or incurred by a Purchaser Indemnitee or a Seller Indemnitee (as the case may be) as a result of, or arising out of, the actual fraud or willful misrepresentation of the Company or Sellers, on the one hand, or Purchaser on the other (as the case may be). For purposes of clarity, nothing in this Section 7.4(a) shall apply to any claims under Section 7.2(a)(ii), Sections 7.2(a)(iv) through 7.2(a)(viii) or Section 7.2(b)(ii) or to any claims under Section 7.3(b), subject to the limitations set forth in Section 7.4(e).

(b) Delivery of Notice. The Purchaser Indemnitees shall not be entitled to recover under Section 7.2, and the Seller Indemnitees shall not be entitled to recover under Section 7.3, unless a claim has been asserted by written notice, specifying the alleged misrepresentation or breach of warranty or covenant with reasonable particularity, the sections of the Agreement alleged to have been breached, delivered to the Stockholders’ Representative or to Purchaser (as the case may be) on or prior to the expiration of the applicable survival period set forth in Section 7.1.

(c) Indemnity Caps.

(i) In no event shall the Purchaser Indemnitees be entitled to recover under Sections 7.2(a)(i), 7.2(a)(iii), 7.2(a)(viii) or 7.2(b)(i) for any claims for Damages in excess of $8,500,000 plus the amount of any interest earned under the Note plus the amount of any income and interest earned on the Indemnity Escrow Amount (together, the “Cap Amount”); provided, however, that such limitation shall not apply (though the limitations set forth in Section 7.4(e) shall continue to apply) to any Damages: (1) arising from breaches of the Core Representations and Warranties and breaches of representations and warranties contained in Section 4.12, or (2) suffered or incurred by a Purchaser Indemnitee as a result of, or arising out of, the actual fraud or willful misrepresentation of the Company or Sellers. For purposes of clarity, only recoveries of claims subject to the limitation of the Cap Amount shall be aggregated in calculating whether the Cap Amount has been exceeded, and nothing in this Section 7.4(c)(i) shall apply to any indemnification to which any Purchaser Indemnitee is entitled under Sections 7.2(a)(ii), Sections 7.2(a)(iv) through 7.2(a)(vii) or Section 7.2(b)(ii), in each case subject to the limitations set forth in Section 7.4(e).

(ii) In no event shall the Seller Indemnitees be entitled to recover under Section 7.3(a) for any claims for Damages in excess of the Cap Amount; provided, however, that such limitation shall not apply to any Damages: (1) arising from breaches of Purchaser Core Representations and Warranties, or (2) suffered or incurred by a Seller Indemnitee as a result of, or arising out of, the actual fraud or willful misrepresentation of Purchaser, in each case without limit upon such Damages. For purposes of clarity, nothing in this Section 7.4(c)(ii) shall apply to any indemnification to which any Seller Indemnitee is entitled under Section 7.3(b).

(d) Other Limitations and Obligations.

(i) The Purchaser Indemnitees shall not be entitled to recover under Section 7.2 for any claims for punitive damages arising out of the breach of any representations, warranties or covenants of the Company or Sellers set forth in this Agreement unless such punitive damages either (i) are included in a Third Party Claim and the Purchaser Indemnitee is liable to the third party claimant for such punitive damages or (ii) are suffered or incurred by a Purchaser Indemnitee as a result of, or arising out of, the fraud or willful misconduct of the Company or Sellers.

(ii) Subject to the limitations set forth in this Article VII, the Purchaser Indemnitees shall be entitled to recover under Section 7.2 for any claims for Damages, including consequential damages (including lost profits and diminutions in value); provided, that such consequential damages (including lost profits and diminutions in value) shall be calculated as if the Company and the Subsidiary had continued to operate as a separate business without regard to any consequential damages that (i) result uniquely from their combination with the Purchaser after Closing or (ii) are a consequence of any special circumstances applicable to Purchaser.

(iii) The Purchaser Indemnitee and the Seller Indemnitee, as applicable, agree to use commercially reasonable efforts to seek recovery for matters subject to indemnification claims under this Article VII from available insurance policies, provided, however, that such obligation shall not limit, change or delay a Purchaser Indemnitor’s or Seller Indemnitor’s indemnification obligations under this Article VII unless and until such party actually receives such insurance proceeds, in which case the insurance proceeds actually received for a particular matter (net of fees, costs and expenses incurred obtaining the insurance proceeds) by the Purchaser Indemnitee or the Seller Indemnitee, as applicable, shall reduce the Damages for such matter.

(iv) The Purchaser Indemnitees shall not be entitled to recover under Section 7.2 to the extent the matter in question does not exceed the amount of any reserves specific to such matter as such reserves are reflected on the Final Closing Statement and taken into account in the calculation of Final Book Value.

(e) Several Liability. Notwithstanding anything to the contrary set forth in this Article VII, in no event shall the cumulative aggregate liability of any particular Seller to the Purchaser Indemnitees under this Article VII for any indemnification amounts under this Article

VII exceed the proceeds from or related to the Transactions actually due to such Seller, delivered to such Seller, or delivered to the Stockholders’ Representative in favor of such Seller (including such amounts due or delivered under the Note, the Indemnity Escrow Amount, the Balance Sheet Escrow Amount, and any interest or income earned on each) (the “Proceeds Cap”); provided, however, that the cumulative aggregate liability of Pine Street shall not exceed the proceeds received from or related to the sale of the Warrant hereunder.

7.5. Third Party Claims.

(a) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter which may give rise to a claim for indemnification (a “Third Party Claim”) against any other Party (the “Indemnifying Party”) under this Article VII, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) Any Indemnifying Party will have the right at any time to assume and thereafter contest, defend, litigate or settle such Third Party Claim with counsel of his, her or its choice reasonably satisfactory to the Indemnified Party if (i) the Indemnifying Party acknowledges to the Indemnified Party in writing, within thirty (30) days after receipt of notice from the Indemnified Party, its obligations to indemnify the Indemnified Party with respect to all elements of such Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against such Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, and (iv) settlement or an adverse judgment of the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a pattern or practice adverse to the continuing business interests of the Indemnified Party. In such case, the Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense; provided, however, that if there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, or if the Indemnifying Party fails to take reasonable steps necessary to defend diligently the Third Party Claim after receiving notice from the Indemnified Party that it believes the Indemnifying Party has failed to do so, the Indemnified Party may assume the defense of such claim; provided, further, that the Indemnified Party may not settle such claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld. If the Indemnified Party controls the defense of the claim, the Indemnifying Party shall reimburse the Indemnified Party for the reasonable fees and expenses of counsel retained by the Indemnified Party and the Indemnifying Party shall be entitled to participate in (but not control) the defense of such claim, with its counsel and at its own expense.

(c) The parties agree to render, without compensation, to each other such assistance as they may reasonably require of each other in order to insure the proper and adequate defense of any action, suit or proceeding, whether or not subject to indemnification hereunder.

7.6. Indemnity Benefits. Indemnification payments under this Article VII shall be paid by the Indemnifying Party without reduction for any Indemnity Tax Benefits available to the Indemnified Party. However, to the extent that the Indemnified Party recognizes Indemnity Tax Benefits as a result of any Damages, the Indemnified Party shall pay the amount of such Indemnity Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Damages) to the Indemnifying Party as such Indemnity Tax Benefits are actually recognized by the Indemnified Party. For this purpose, the Indemnified Party shall be deemed to recognize a tax benefit (“Indemnity Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages from all taxable years, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Damages for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year). The Parties shall make appropriate adjustments for insurance coverage and take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Damages for purposes of this Article VII. All indemnification payments under this Article VII shall be deemed adjustments to the Purchase Price.

7.7. Exclusive Remedy. Purchaser and Sellers acknowledge and agree that the indemnification provisions in this Article VII shall be the exclusive remedy of Purchaser Indemnitees and Seller Indemnitees with respect to the Company, its Subsidiary, and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Purchaser and Sellers hereby waive any statutory, equitable, or common law rights or remedies relating to any environmental matters, including without limitation any such matters arising under any Environmental, Health, and Safety Requirements and including without limitation any arising under CERCLA.

7.8. Recoupment Against Indemnity Escrow Amount and Note. Subject to the limitations on indemnification contained in this Article VII, any indemnification to which any Purchaser Indemnitee is entitled under this Agreement as a result of Damages it may suffer shall be made as a payment to Purchaser Indemnitee (a) first from the Indemnity Escrow Amount in accordance with the terms of the Indemnity Escrow Agreement, (b) second, as an offset against the Note, and (c) third, from Sellers in accordance with the terms and subject to the limitations set forth in this Article VII. Purchaser will promptly notify the Stockholders’ Representative in the event any right of offset is claimed by Purchaser hereunder. In the event that any such claims are disputed by the Stockholders’ Representative, Purchaser will withhold any payments due under Sections 2.2(a)(ii), 2.5(d)(i) and 7.3 in the amount asserted pursuant to any such claims, until final resolution of such dispute pursuant to Section 9.9.

7.9. Third Party Beneficiaries. Purchaser agrees that the Seller Indemnitees shall be third party beneficiaries and entitled to enforce rights under the Stock Purchase Agreement, dated March 8, 2006, by and among the Company, the Subsidiary and the shareholders listed therein (the “Original SPA”); provided, however, that the Sellers’ rights shall be subordinate to the Company’s rights thereunder; provided, further, that the foregoing proviso shall not restrict the

Sellers from enforcing their rights under the Original SPA to the extent the Sellers pay in full each Purchaser Indemnitee claim for indemnification under this Article VII that is related to the enforcement or violation of such rights.

7.10. Limitation on Warranties. PURCHASER ACKNOWLEDGES AND AGREES THAT THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THERE ARE NO REPRESENTATIONS OR WARRANTIES, ORAL OR WRITTEN, IN RELATION THERETO BETWEEN THE PARTIES OTHER THAN THOSE INCORPORATED IN THIS AGREEMENT. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, PURCHASER DISCLAIMS RELIANCE ON ANY REPRESENTATIONS OR WARRANTIES EITHER EXPRESS OR IMPLIED, BY OR ON BEHALF OF THE COMPANY OR SELLERS OR THEIR REPRESENTATIVES, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE VIII

TAX MATTERS

The following provisions shall govern the allocation of responsibility as between Purchaser and Sellers for certain tax matters following the Closing Date:

8.1. Responsibility for Filing Tax Returns. Purchaser shall prepare or cause to be prepared, consistent with prior practice, and file or cause to be filed all Tax Returns for the Company and its Subsidiary which are filed after the Closing Date, relating to any periods ending before or on the Closing Date. In respect to those Tax Returns described in the preceding sentence that either are (i) an Income Tax Return, (ii) a Tax Return relating to franchise taxes, or (iii) requested in writing by the Stockholders’ Representative, Purchaser shall permit Sellers to review and comment on such Tax Returns prior to their filing and shall make such revisions to such Tax Returns as are reasonably requested by Sellers.

8.2. Cooperation on Tax Matters.

(a) Purchaser, the Company and its Subsidiary and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article VIII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention of the books and records with respect to Tax matters pertinent to the Company and its Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and its Subsidiary and Sellers agree (A) to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company and its Subsidiary or Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

(b) Purchaser and Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) Purchaser and Sellers further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043 and all Treasury Regulations promulgated thereunder.

8.3 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne by Purchaser.

ARTICLE IX

MISCELLANEOUS

9.1. Stockholders’ Representative. Each Seller irrevocably appoints DeltaPoint Capital III, L.P. as his, her or its true and lawful attorney-in-fact and agent (the “Stockholders’ Representative”), with full power of substitution or resubstitution, to act solely and exclusively on behalf of such Seller with respect to the transactions contemplated by this Agreement, and to act on behalf of such Seller in any litigation or arbitration involving this Agreement, to do or refrain from doing all such further acts and things, and to execute all such documents as the Stockholders’ Representative shall deem necessary or appropriate in connection with the transactions contemplated hereby, including the power:

(i) to act for such Seller with regard to matters pertaining to indemnification referred to in this Agreement, including the power to compromise any indemnity claim on behalf of such Seller;

(ii) to act for such Seller with regard to matters pertaining to the determination of the Estimated Book Value and the Final Book Value;

(iii) to act for such Seller with regard to matters pertaining to litigation;

(iv) to receive funds, make payments of funds, and give receipts for funds;

(v) to do or refrain from doing any further act or deed on behalf of such Seller that the Stockholders’ Representative deems necessary or appropriate in their sole discretion relating to the subject matter of this Agreement as fully and completely as such Seller could do if personally present; and

(vi) to receive notice or service of process in connection with any claims under this Agreement.

(b) The appointment of the Stockholders’ Representative shall be deemed coupled with an interest and shall be irrevocable, and Purchaser and any other person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholders’ Representative in all matters referred to herein. All notices required to be made or delivered by Purchaser to Sellers shall be made to the Stockholders’ Representative for the benefit of such Sellers and shall discharge in full all notice requirements of Purchaser to such Sellers with respect thereto.

(c) In the event that the Stockholders’ Representative resigns from its position as Stockholders’ Representative, the Stockholders’ Representative is unable to perform its obligations under this Agreement due to death or incapacity, a majority-in-interest of the Sellers (based upon receipt of proceeds in the Transaction) shall select a replacement Stockholders’ Representative, which replacement Stockholders’ Representative shall be deemed to be a Stockholders’ Representative for all purposes of this Agreement.

9.2. Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Purchaser and the Stockholders’ Representative; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use commercially reasonable efforts to advise the other Parties prior to making the disclosure).

9.3. No Third-Party Beneficiaries. Except with respect to Seller Indemnitees and Purchaser Indemnitees and those Covered Persons identified in Section 5.2, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.4. Entire Agreement. This Agreement and the agreements entered into in connection with this Agreement constitute the entire agreement among the Parties and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

9.5. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of Purchaser and the Stockholders’ Representative, such approval not to be unreasonably withheld; provided, however, that Purchaser may assign this Agreement to any Affiliate of Purchaser without the prior consent of the Stockholders’ Representative, provided that no such assignment shall relieve Purchaser or Guarantor of any liabilities or obligations hereunder.

9.6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

9.7. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.8. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth on Exhibit E. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.9. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each Party hereto hereby submits to the jurisdiction of the State and Federal Courts in the State of New York as well as to the jurisdiction of all courts from which an appeal may be taken or other review sought from the aforesaid courts, for the purpose of any suit, action or other proceeding arising out of such Party’s obligations under or with respect to this agreement or any of the agreements, instruments or documents contemplated hereby and expressly waives any and all objections it may have as to venue in any of such courts.

9.10. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and the Stockholders’

Representative. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.12. Expenses. Each of Purchaser, Sellers, the Company, and its Subsidiary will bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.13. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. Section references, unless otherwise notes, shall refer to sections of this Agreement.

9.14. Incorporation of Exhibits, Annexes, and the Company Letter. The Exhibits, Annexes, and the Company Letter identified in this Agreement are incorporated herein by reference and made a part hereof.

9.15. Governing Language. This Agreement has been negotiated and executed by the Parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

9.16. Delivery by Facsimile and Email. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or by electronic mail, shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of this Agreement and each such Party forever waives any such defense.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

PURCHASER

DUCOMMUN AEROSTRUCTURES, INC.

By:	/s/
Name:
Its:

GUARANTOR

DUCOMMUN INCORPORATED

By:	/s/
Name:
Its:

COMPANY

DYNABIL ACQUISITION, INC.

By:	/s/
Name:	Paul Burton
Its:	President

Stock Purchase Agreement 1 of 3

SELLERS

/s/
Hugh J. Quigley

/s/
Michael D. Grosso

/s/
Paul Burton

/s/
Michael P. O’Shea

/s/
Mark P. Godfrey

/s/
Dennis P. Fitzgerald

DELTAPOINT CAPITAL III, L.P.

By:	DeltaPoint Capital Management, LLC its General Partner

By:	/s/
Name:	Kevin M. Halpin
Its:	Vice President

Stock Purchase Agreement 2 of 3

HSBC PRIVATE EQUITY PARTNERS II USA LP

By:	HSBC Private Equity Investors II, L.P., its General Partner
By:	HSBC PEP II GP LLC, its General Partner
By:	HSBC Capital (USA) Inc., its Sole Member

By:	/s/
Name:	Paul Harrington
Its:	Director

HSBC EQUITY PARTNERS USA, L.P.

By:	HSBC Equity Investors USA, L.P., its General Partner
By:	HSBC Equity GP, LLC, its General Partner
By:	HSBC Capital (USA) Inc., Its Managing Partner

By:	/s/
Name:	Paul Harrington
Its:	Director

PINE STREET CAPITAL PARTNERS, LP

By:	Pine Street Capital Partners LLC, its General Partner

By:	/s/
Name:
Its:

Stock Purchase Agreement 3 of 3

Exhibit A

Equityholders List

DeltaPoint Capital III, L.P.

HSBC Equity Partners USA, L.P.

HSBC Private Equity Partners II USA LP

Pine Street Capital Partners, LP

Michael D. Grosso

Hugh J. Quigley

Dennis P. Fitzgerald

Paul Burton

Mark P. Godfrey

Michael P. O’Shea

Exhibit B

Form of Purchase Price Adjustment Escrow Agreement

Exhibit C

Form of Indemnity Escrow Agreement

Exhibit D

Form of Note

Exhibit E

Notices

If to Sellers or the Stockholders’ Representative:

DeltaPoint Capital Management, LLC

45 East Avenue, 6th Floor

Rochester, New York 14604

Attn: Kevin M. Halpin

Fax: (585) 454-6990

Email: khalpin@deltapointcapital.com

If to Purchaser or Guarantor: Ducommun Aerostructures, Inc. 23301 Wilmington Ave. Carson, CA 90745 Attn: General Counsel Fax: (310) 513-7279 Email: jheiser@ducommun.com

With a copy to: Harter Secrest & Emery LLP 1600 Bausch & Lomb Place Rochester, New York 14604-2711 Attention: William A. Hoy, Esq. Email: whoy@hselaw.com Fax: (585) 232-2152	With a copy to: Gibson, Dunn & Crutcher LLP 333 S. Grand Avenue Los Angeles, CA 90071 Attn: Jeffrey Le Sage, Esq. Fax: (213) 229-6504 Email: jlesage@gibsondunn.com